NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

February 7, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn:	Kyle Wiley
Mitchell Austin

Re:	NYIAX, Inc.
Draft Registration Statement on Form S-1
Submitted December 23, 2021
CIK No. 0001679379

Ladies and Gentlemen:

NYIAX, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of its Draft Registration Statement on Form S-1 on December 23, 2021 as set forth in the Staff’s letter dated January 21, 2022 (the “Comment Letter”). Concurrently with filing of this letter, the Company is submitting an amended Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise your cover page to state that there is no public market for your common stock prior to this offering. Additionally, state that you have applied to list your common stock on Nasdaq Stock Market and that there is no guarantee that Nasdaq, or any other exchange or quotation system, will permit your common stock to be listed and traded. Lastly, please revise to clarify whether the offering is contingent upon receiving Nasdaq listing approval.

Response: We respectfully advise the Staff that we have revised the cover page according to the comment.

Risk Factors

We may be subject to litigation from time to time..., page 10

2.	You state here that you may become subject to litigation that may result in liability material to your financial statements as a whole or may negatively affect your operating results if changes to your business operations are required. Please tell us whether you are currently subject to any material pending legal proceedings, and if so, revise your business section to provide disclosure responsive to Item 103 of Regulation S-K.

Response: Pursuant to the comment, we have revised the risk factor to state that we are not currently subject to any material pending legal proceedings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.	On page 22, you state that you began monetizing your platform in April 2021. On page 25, you state that in “2020 and 2019, to entice Publishers and Advertising Agencies to use the NYIAX platform, the Exchange Fee rates were reduced as the Company commenced scaling its platform.” Please reconcile these disclosures and provide a clear description of the current status of your platform.

Response: Pursuant to the comment, we have revised and reconciled the disclosures at these pages. We have also added description of our plan to build and grow our platform, as well as which stage we are at, at page 25.

4.	You state that your platform connects media buyers and media sellers and that you receive an exchange fee for all advertising transactions processed on your platform. Please revise to clearly and consistently describe whether you enter into agreements with both media buyers and media sellers, whether you consider both media buyers and media sellers to be your customers and whether you receive fees from both media buyers and media sellers.

Response: Pursuant to the comment, we have revised the disclosure at page 22 that we enter into agreements with both the Media Buyers and Media Sellers, and consider them both to be our customers. We also clarified at the same page that the Media Buyers do not compensate us for the use of our platform and other services, and only the Media Sellers pay us for the use of our platform and services.

Status, page 22

5.	In light of your significant operating losses and negative cash flows from operating activities, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition. Please refer to Item 303 of Regulation S-K.

Response: Pursuant to the comment, we have included at page 25 our plan for achieving profitability and positive cash flows from operating activities in the future.

Seasonality, page 24

6.	Your presentation of operating expenses excluding share based compensation and amortization and depreciation represents a non-GAAP measure. Please revise to either remove all references to this measure from your filing or revise all references to this measure to include the non-GAAP disclosures required by Item 10(e) of Regulation S-K. As a related matter, if you choose to retain this disclosure, please revise to provide an appropriate sub-title here and on page 27 that separates the disclosure of the non-GAAP measure from the preceding discussion on the same pages.

Response: We have included a new sub-section titled “Non-GAAP Financial Measures” at page 25 and disclosure of non-GAAP financial measure at page 27.

Results of Operations, page 25

7.	Please revise the name of your “operating profit” line item both here and on page 28 to reflect that the amounts presented for all periods are operating losses.

Response: Pursuant to the comment, we have revised the relevant tables at page 25 and page 27 with Non-GAAP data, including Adjusted EBITDA, which is reconciled to net loss.

8.	Please revise your discussion of revenue to more fully describe the specific reasons for the increase in revenue. To the extent possible, please quantify how increases in price and/or volume affected the increase in revenues. Please refer to Item 303(b)(2)(iii) of Regulation S-K.

Response: Pursuant to the comment, we have added description of the reason for the increase of revenue, net at page 26, being the increase of the number of Media Contracts and the average value per Media Contract.

Technology and Development, page 26

9.	Please revise to more fully describe the nature of your technology and development costs. Please similarly revise the disclosures in your financial statement footnotes on page F-27.

Response: Pursuant to the comment, we have revised the disclosures at page 26 and page F-27 regarding the nature of our technology and development costs.

Cash Flows, page 29

10.	Please revise to also provide a discussion of changes in financial condition and cash flows for the years ended December 31, 2019 and 2020. Please refer to Item 303(b) of Regulation S-K.

Response: Pursuant to the comment, we have added a discussion of changes in financial condition and cash flows for the years ended December 31, 2019 and 2020 at page 27.

11.	Please revise your discussion of operating activities to address the more specific factors that caused the increase in negative operating cash flows. For example, we note material changes in net losses, share based compensation, debt discount amortization and financing costs all impacting the change in operating cash flows for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2021.

Response: Pursuant to the comment, we have added a discussion of specific factors that caused the increase in negative operating cash flows at page 29.

Liquidity and Capital Resources, page 29

12.	Please expand your disclosure to include your estimated cash requirements over the next twelve months. Please refer to Item 303(b)(1) of Regulation S-K.

Response: Pursuant to the comment, we have expanded the disclosure to include our estimated cash requirements over the next twelve months at page 29.

Other

NYIAX Platform and Nasdaq, page 33

13.	You disclose that you are obligated to pay Nasdaq an annual license fee and have a revenue sharing agreement with Nasdaq. Please revise here to disclose the amount of the annual license fee and how the revenue sharing is calculated.

Response: We respectfully advise the Staff that the annual license fee and revenue sharing are provided under the IT Services Agreement, dated May 17, 2016, as amended on December 30, 2020. We believe that the public disclosure of such information would be competitively harmful, and therefore plan to file such agreement and its amendment with portions omitted pursuant to Item 601 of Regulation S-K. We will provide complete versions of such agreement and its amendment supplementally to the Staff upon request.

Business

Our Clients, page 45

14.	Please revise to disclose your current number of customers. Additionally, we note that that three customers accounted for 48%, 27% and 14% of your revenue for the 9 months ended September 30, 2021. Please revise to identify these customers, summarize the terms of your material agreements with these customers, including term and termination provisions, and file these agreements as exhibits. Lastly, include a risk factor discussing risks related to the fact that you generate substantially all of your revenue from a small number of customers.

Response: Pursuant to the comment, at page 45, we have disclosed the current number of Media Buyers and Media Sellers that we have provided services for and the identities of three major customers. We have included the agreements in the list of exhibits, with indications that portions of these agreements will be omitted pursuant to Item 601 of Regulation S-K. In addition, we have included a risk factor at page 9 discussing risks related to the fact that we generate substantially all of our revenue from a small number of customers.

15.	You state that as of December 3, 2021, your platform had over 1,970 active sell orders with a total market value of nearly $1.4 billion and that your marketplace provides buyers with direct access to over 115 billion impressions. Please revise to define active sell order, explain how you calculate total market value, and provide these metrics as of the end of each financial period included in your financial statements.

Response: We respectfully advise the Staff that such information has been removed in the Amended Registration Statement.

NYIAX Blockchain Implementation, page 45

16.	Disclosure on page 45 suggests that the blockchain you use is currently a private network and that it may evolve into a public, decentralized network. Please revise to provide a detailed description of the blockchain, including identification of the operator, clarification as to whether the network is private, and your plans in regards to moving towards a public, decentralized network. Additionally, include a risk factor discussing material risks and challenges related to your reliance on a third-party blockchain. Lastly, to the extent you intend to migrate the platform to a decentralized network, please include a risk factor discussing risks relating to any such migration, including your ability to operate the platform, exercise control over key aspects of it, and monetize it.

Response: Pursuant to the comment, we included additional disclosures of the blockchain at page 45.

The blockchain we use is fully a private enterprise blockchain. It is not a public blockchain. We have no intent to use a public blockchain at this time, and if we were to use a public blockchain it would need to be semi-private because we need to be able to verify any entrants, including both buyers and sellers, on our platform.

In addition, we have included a new risk factor regarding reliance on a third-party blockchain at page 9.

Potential Futures Industry Governmental Regulation, page 48

17.	You note that your business may be subject to various CFTC and SEC regulations. Please revise this section to specifically identify the regulations that are or may be applicable to your business and discuss the consequences to your business should you be subject to these regulations.

Response: We respectfully advise the Staff that we have revised the relevant disclosures at page 48. We do not expect that our current business model involving the sale and purchase of advertising audience and inventory by Media Buyers and Media Sellers of such advertising triggers regulation and supervision by the CFTC, and we also do not expect that our facilitating the sale of advertising on the Nasdaq X-stream marketplace platform will be subject to SEC regulation and compliance requirements with respect to such activity. We are currently not creating any type of futures contract, derivative or security interest. We are only a contract management system, and we do not believe we are different than The Trade Desk, AdSlot, Google, Pubmatic, Magnite, et al. The contracts we help to curate, define and reconcile are primary contracts between the parties and facilitated and serviced on the NYIAX marketplace. There is no secondary market. There is no derivative or security created from the contract.

We previously (before NYIAX became operational for contracts for advertising) considered a business model that may have included activities that might come under the jurisdiction of the CFTC (e.g. futures/swaps) and/or the SEC (e.g. securities). However, as NYIAX became operational as a platform for buyers and sellers of advertising to enter into and efficiently execute contracts, any activities beyond that core functionality are not currently envisioned or planned. We intend to use the funds raised in this offering on building out and growing this advertising contract core service. If in the future our services and products are expanded to include products and or services that could trigger regulatory oversight by a market regulator (e.g. CFTC and/or SEC), we will engage with the appropriate regulator in a timely manner to ensure full compliance with applicable statute and regulations.

18.	You state here that you have not obtained any opinion of counsel or ruling that you are correct in your analysis of the regulatory oversight that you may be subject to. As this statement may imply an inappropriate disclaimer of responsibility with respect to such information, please either delete this statement or specifically state that you are liable for the information in this section.

Response: We respectfully advise the Staff that we have deleted this statement. Please also see our response to comment #17 above.

Executive and Director Compensation

Summary Compensation Table, page 56

19.	Please revise to provide executive compensation disclosure for the fiscal year ended December 31, 2021.

Response: Pursuant to the comment, we have revised the executive compensation disclosure at page 56.

Certain Relationships and Related Party Transactions, page 68

20.	You do not disclose any related party transactions here. Please confirm that you were not a party to any transactions for which Item 404 of Regulation S-K requires disclosure, or revise.

Response: Pursuant to the comment, we have included the relevant disclosures at page 68.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-23

21.	You disclose on page 44 that you support intermediary buyers acting as liquidity providers. Please revise to clarify what is meant by this statement and explain more fully how you provide this support. As appropriate, please also revise your financial statement footnotes to disclose how you account for these services.

Response: We respectfully advise the Staff that we have deleted this paragraph. This is not a service that we are currently providing to the buyers, but a potential future service that we contemplate which we have no current or immediate plan to implement.

Revenue Recognition, page F-25

22.	Please revise to clarify the identity of your customers and specify the nature of the performance obligations within your contractual arrangements with customers. Please clarify if you consider both Media Buyers and Media Sellers to be your customers and why or why not. Please also disclose how you determine the fees or commissions charged to your customers.

Response: Pursuant to the comment, we have revised the relevant disclosures at page F-26.

Note 3. Licensing Fee, page F-30

23.	In light of your revenue sharing agreement with Nasdaq, please clarify the role of Nasdaq in your revenue arrangements, including relevant terms and conditions. Please also revise to explain how you account for the annual license fee and revenue sharing agreements.

Response: Pursuant to the comment, we have revised the disclosures at page F-30 and page 33 regarding the role of Nasdaq in our revenue arrangements and how we account for the annual license fee and revenue sharing.

General

24.	On page 2, you state that your platform provides a marketplace where advertising or audience campaigns are listed, bought, sold, and re-traded as if they were a financial instrument through a forward or a future contract methodology. Please provide a detailed description of the derivative instruments that are currently created and traded through your platform, including an explanation of why these instruments are structured as forward or future contracts and clarification of whether the instruments may be traded outside of your platform.

Response: We respectfully advise the Staff that we have revised and deleted “as if they were a financial instrument through a forward or a future contract methodology” at page 2. Our platform is a contract management tool, and we only create, monitor and reconcile the full actual contract and no derivation of the contract. Contracts on our platform are not financial instruments.

25.	On page 48, you note that your business may be subject to regulation and supervision by the CFTC if the assets traded on your platform are determined to be commodities under the Commodity Exchange Act. Please clarify whether you have consulted with the CFTC on whether you are subject to CFTC regulation and provide a detailed legal analysis of whether the instruments traded on your platform are subject to regulation under the Commodity Exchange Act.

Response: We respectfully advise the Staff that we have revised the relevant disclosures at page 48.

We are only a contract management system. The contracts we help to curate, define and reconcile are primary contracts between the parties and facilitated and serviced on the NYIAX marketplace. We are currently not creating any type of futures contract, derivative or security interest. Hedging, derivatives, and other secondary market activities are not something that we are offering now. Please also see our response to comment #17 above regarding our previous consideration of other activities, which have not been executed and are not currently envisioned or planned. If in the future our services and products are expanded to include products and or services that could trigger regulatory oversight by a market regulator, we will engage with the appropriate regulator in a timely manner to ensure full compliance with applicable statute and regulations.

26.	Please also provide a detailed legal analysis of whether the instruments traded on your platform are securities under the Securities Act of 1933. Consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985).

Response: The NYIAX platform is where contracts for advertising can be created and efficiently executed. These contracts are not securities either under the law or any of the well-established judicial frameworks based on the following analysis:

1. Statutory

a.	The assets that are at issue here are services contracts between a service provider who has a platform on which entities can advertise, such as Google or CNN, and an advertiser or its agent. The contracts are bilateral contracts between those parties. NYIAX is not a party to any these contracts, it merely provides a platform on which the parties can find each other and themselves form a contract.

b.	Both the Securities Act of 1933, at §2(a)(1), and the Securities Exchange Act of 1934, at §3(a)(10), provide definitions of a security. The list of financial assets that are provided in those sections could be broadly described as those that evidence ownership of an issuer, debt of an issuer, ownership or participation in profits of a company, debt backed by assets, derivatives on any of those assets, and hybrids of those assets. The contracts that are created on the NYIAX are none of these.

2. Howey Test

a. For further analysis we look to the Howey test originated in a U.S. Supreme Court case where it was held that the interests of investors in tracts of orange groves qualified as “investment contracts” and would therefore be considered securities and subject to the disclosure and registration requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934. U.S. v. W.J. Howey Co., 328 (US) 293 (1946). The purchasers of the tracts of land bought them because others, with expertise in agriculture and the laborers whom they would hire, would work to create an income stream for the purchasers.

b. The test that developed under SEC v. Howey has four elements which must all be present for a finding that the asset in question is an investment contract. The four elements are as follows:

i.	An investment of money,

ii.	In a common enterprise,

iii.	With the reasonable expectations of profits,

iv.	Derived from the efforts of others.

c.	Here, the assets at issue are contracts for advertising on various websites, they are not investments. The units are sold by the companies on whose web sites the advertising would appear to the institutions who intend to advertise, or their agents. The ad contracts are not an investment in or issued by the underlying company, they do not bestow any rights of ownership in the company to the holder, they do not have any promise of any return to the holder. Although money is paid for the ads, there is no common enterprise in which the purchasers of the ads have a shared interest nor any trailing return that could be provided by the underlying company. The value of the contract is based on the market for advertising space based on that company’s metrics at those times. The benefits that the advertisers would get from entering into these contracts are attributable only to the quality of their own products and their advertisements’ ability to draw interest in them – not the efforts of others. Based on these facts, the contracts executed on the NYIAX platform would not be an investment under the Howey test.

3. Gary Plastics Test

a. In the Gary Plastic Packing v. Merrill Lynch, 756 F.2d 230 (2nd Cir. 1985) matter, brokers offered CDs, which themselves are not securities, in a way that caused investors to have a reasonable expectation of profits based on the efforts of others. So, a CD, normally exempt from being treated as a security under §3 of the Securities Act, sold as a part of a program organized by a broker who offers retail investors promises of secondary market liquidity and the potential to profit from changes in interest rates, can turn this instrument into an investment contract which is a security. The court in Gary emphasized that its finding was based on the fact that the CDs were sold as investments and promised both secondary market liquidity and profits.

b. The advertising contracts that the parties execute on the NYIAX platform are not securities under the Gary test. There is no promise of the possibility of a profit or return on the contract, nor is there an assurance of some kind of secondary market liquidity.

27.	Additionally, we note your disclosure that your business may be subject to SEC regulation and compliance requirements with respect to trading activities and market operations. Please revise to describe the SEC regulations this statement references and provide a detailed legal analysis of whether you are currently subject to these regulations.

Response: We respectfully advise the Staff that we have revised the relevant disclosures at page 48. Please refer to our response to comment #26 above.

28.	On page 46, you state that you intend to extend your financial trading platform beyond advertising and media and include other types of complex asset classes on your platform. Please provide a complete description of these future plans, including a description of the other types of complex assets classes and the status of your developmental efforts to extend your platform to these assets classes.

Response: We respectfully advise the Staff that we currently have no plan to extend our platform to other assets classes.

29.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully advise the Staff that, as of the date hereof, no written communications have been provided by us or anyone authorized by us to potential investors in reliance on Section 5(d) of the Securities Act. We will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Robert E. Ainbinder, Jr.
Robert E. Ainbinder, Jr., Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP